(Celgene Corporation letterhead)

Via Edgar

August 16, 2016

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Celgene Corporation

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 11, 2016

Form 8-K dated April 28, 2016

Filed April 28, 2016

Form 8-K dated January 28, 2016

Filed January 28, 2016

File Number 001-34912

Dear Mr. Rosenberg:

This letter reflects the responses of Celgene Corporation (“Celgene”) to the comments contained in the letter from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) addressed to Mr. Peter N. Kellogg, Executive Vice President and Chief Financial Officer of Celgene, dated July 19, 2016 (the “Comment Letter”) relating to Celgene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”) as well as Celgene’s Form 8-Ks filed on January 28, 2016 and April 28, 2016. We have reproduced the Staff’s comments, which are numbered to correspond to the comment numbers in the Comment Letter, and we have responded below each comment.

SEC Comment:

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Note 19: Geographic and Product Information, page 116

1.                                      We acknowledge your response to prior comment 1. Please provide us proposed disclosure to be provided in future periodic reports consistent with your responses to prior comments 1 and 4 of our April 21, 2016 letter and pursuant to the guidance in ASC 280-10-50-21a that:

•                  Specifically indicates that you have one operating segment;

•                  Discusses why you operate in one segment and use consolidated information to manage your operations; and

•                  Discusses how your chief executive officer, as the chief operating decision maker, uses consolidated information to assess performance and allocate resources.

Celgene Corporation Response:

We propose the following disclosure to be included in our September 30, 2016 Form 10-Q in Note 1 of Notes to Unaudited Consolidated Financial Statements:

“Celgene operates in a single segment engaged in the discovery, development, manufacturing, marketing, distribution and sale of innovative therapies for the treatment of cancer and inflammatory diseases. Our global research and development organization is responsible for discovery of new drug candidates and supports development and registration efforts for potential future products. Our global supply chain organization is responsible for the manufacturing and supply of products. Regional/therapeutic area commercial organizations market, distribute and sell the products. The business is also supported by global corporate staff functions. Our Chief Executive Officer, as the chief operating decision maker, uses consolidated, single-segment financial information for purposes of evaluating performance, allocating resources, setting incentive compensation targets, as well as forecasting future period financial results.”

SEC Comment:

Form 8-K filed April 28, 2016

Exhibit 99.1

Earnings Release Dated April 28, 2016

2.                                      The following disclosure is or may be inconsistent with the updated Compliance and Disclosure Interpretations on Non-GAAP Measures issued on May 17, 2016:

•                  Your presentation and discussion of non-GAAP measures prior to GAAP measures violates prominence under CDI 102.10;

•                  You present 2017 and 2020 guidance on non-GAAP measures without providing the most comparable GAAP measures or explaining why this information is not provided which violates the guidance in the penultimate bullet in CDI 102.10; and

•                  As you appear to incur upfront collaboration expenses in each period and have historically incurred these expenses in multiple periods, it appears that these expenses are normal, recurring, cash operating expenses whose exclusion from your non-GAAP income may be prohibited under CDI 100.01.

Please review this guidance when preparing your next earnings release.

Celgene Corporation Response:

We have reviewed the updated Compliance and Disclosure Interpretations on Non-GAAP Measures issued on May 17, 2016 (“CDIs”) and advise as follows for each of the three topics raised:

•                  We have modified both the presentation and discussion of GAAP/non-GAAP measures to present and discuss GAAP measures prior to their corresponding non-GAAP measures in our second quarter 2016 earnings press release dated July 28, 2016. We believe the revised presentation complies with the prominence guidance included in CDI 102.10 and we will continue this presentation and discussion sequence in future earnings press releases.

•                  We plan to modify our next press release that includes financial targets beyond the current year to explain why a reconciliation to the most comparable GAAP measures for such long-term financial targets cannot be provided. In accordance with Regulation G and Item 10(e)(1)(i)(B), we will indicate that such long-term financial targets cannot be provided on a GAAP basis because we are unable to forecast with reasonable certainty many of the items necessary to calculate a comparable GAAP measure, including share-based compensation expense, upfront collaboration expense, acquisition-related expenses, fair value adjustments to contingent consideration, the ultimate outcome of legal proceedings and unusual gains and losses, as well as unforeseen events, risks and developments. These items are uncertain, depend on various factors, and could be material to our results computed in accordance with GAAP. While our short-term non-GAAP measures (i.e., 2016 guidance) are reconciled to the most comparable GAAP measures, the limitations of such reconciliation are noted in the explanatory notes to the reconciliation. We believe the inherent uncertainties in reconciling our long-term non-GAAP measures (i.e., 2017 and beyond targets) to the most comparable GAAP measures would make the forecasted comparable GAAP measures nearly impossible to predict with reasonable certainty and therefore inherently unreliable and not much use to investors. Our second quarter 2016 earnings release dated July 28, 2016 did not include 2017 or 2020 non-GAAP financial targets and we do not expect our third quarter 2016 earnings release to include such long-term targets.

•                  We do not believe upfront collaboration expenses are normal, recurring, cash operating expenses necessary to operate our business whose exclusion from our non-GAAP financial measures is prohibited under Rule 100(b) of Regulation G and CDI 100.01. While such expenses are cash and have been recurring in nature, upfront collaboration expenses are fundamentally different in timing, nature and predictability from our other research and development expenses. For these and the other reasons set forth below, we do not view upfront collaboration expenses as normal operating expenses that are necessary to operate our business.

We have significant other research and development expenses. We are engaged in numerous research programs and in each of the last three years (2015, 2014 and 2013) a significant majority of our GAAP research and development expense has related to these research programs and not upfront collaboration expense. Our normal, ongoing research programs include both Celgene-originated programs and collaboration partner-originated research programs, including the ongoing normal, recurring operating expenses that are incurred subsequent to our initial engagement with collaborators such as research and development cost-sharing expenses and milestone payments. While we will likely continue to incur upfront collaboration expenses in the future as we identify attractive research programs that we wish to participate in, doing so is not essential to Celgene’s continued operations. As a result, we believe our situation is distinguishable from other situations where the Staff has raised the concern underlying CDI 100.01 (e.g., where a company seeks to exclude marketing expenses incurred to obtain customers for its major product or service, or where a company seeks to exclude cash compensation expenses relating to its regular workforce).

Upfront collaboration expenses are highly variable and unpredictable. Upfront collaboration expenses amounted to 38%, 19% and 26% of total annual GAAP research and development expense for 2015, 2014 and 2013, respectively. This volatility is even more pronounced on a quarterly basis with the lowest quarter in this three-year period including only $14 million (3% of research and development expense incurred for that particular quarter) of upfront collaboration expense and the highest quarter including $752 million (58% of research and development expense incurred for that particular quarter). In addition, upfront payments are highly deal specific and, depending on the particular transaction, can range from a few million dollars to several hundred million dollars, based upon the value created by the potential collaboration partner up to that point in time. The collaboration arrangements that result in these upfront payments require agreement between both parties and are often the result of a competitive negotiation process, making both their timing and whether or not they occur at all highly unpredictable.

Upfront collaboration expenses are different in nature than our other research and development spending. We view the initial upfront payments to collaboration partners as discrete and strategic in nature. We view these payments as similar to the purchase of in-process research and development (“IPR&D”) in that they compensate a collaboration partner for value created prior to our involvement in the program. The amount paid by us in connection with any specific transaction is not necessarily related to the dollar value of the work previously performed by our collaboration partner (or the dollar value of expense we would have incurred to arrive at the same point), but rather reflects a judgment of the potential value of the research program at the time of the transaction. All subsequent expenses associated with collaborations, such as research and development cost-sharing expense and milestone payments that are incurred subsequent to our initial engagement with collaborators, are viewed by us as normal, recurring operating expenses and we therefore include them in both our GAAP and non-GAAP results.

The variability and unpredictability of upfront collaboration expenses masks the identification of trends in our ongoing research and development spending. The volatility in amount and timing of upfront collaboration expenses makes it difficult to analyze trends in our other, significant ongoing research and development expense and in overall operating income between periods when such upfront collaboration expenses are included in the financial results. Presenting non-GAAP measures that exclude upfront collaboration expenses, as a supplement to our GAAP measures, helps highlight, for example, that over the three-year period 2013 - 2015, our normal recurring annual research and development expense increased by 16%, 20%, and 8% for 2015, 2014 and 2013, respectively, compared to 52%, 9%, and 29% for those same periods on a GAAP basis. The normal recurring increases were the result of both growth in the number of active research programs undertaken by Celgene and progress made to advance development of product candidates under both Celgene-originated research programs and collaboration partner-originated research programs.

The unpredictability of upfront collaboration expenses also makes estimates of future upfront collaboration expenses impossible to include in forward-looking guidance with any degree of reasonable reliability. After we have entered into a collaboration and have visibility into the remainder of the drug development process for the research program and our associated future financial obligations under the arrangement, we include such reasonably expected future expenses in both our financial forecasts and actual adjusted non-GAAP results. If a non-GAAP measure that excludes upfront collaboration expenses is prohibited by Regulation G, then presumably Celgene would also not be allowed to provide non-GAAP guidance on a basis that excludes the upfront payments. We are uncertain how we would continue to provide meaningful guidance under such a scenario, since we are unable to forecast with reasonable certainty upfront collaboration expenses for any future period.

Our presentation of the non-GAAP measures excluding upfront collaboration expense is fully transparent and provides useful supplemental information to investors. Rule 100(b) of Regulation G prohibits the public disclosure of “a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.”

As required by Regulation G, whenever we publicly present historic non-GAAP measures that adjust for upfront collaboration expense, we present the corresponding GAAP measures as well. When applicable under the Commission’s rules, we present the corresponding GAAP measures with equal or greater prominence and include disclosure on how the measures are used by management and why we believe they are useful to others. Our disclosures do not imply that upfront collaboration expenses are one-time, nonrecurring, infrequent or unusual in nature, since such expenses are in fact recurring. Our disclosures do not omit information about other gains or expenses that are related to the adjustments we make and our disclosures do not fail to identify any changes in methodology for calculating adjustments (of which there have been none). In addition, as noted in response to bullet one in comment 2 above, we have modified our presentation in our most recent earnings release to address the equal or greater prominence guidance in CDI 102.10. We therefore respectfully submit that, (1) our non-GAAP measures do not contain any untrue statement of material fact and (2) our non-GAAP measures, taken together with the accompanying disclosures, do not omit a statement of material fact necessary in order to make the presentation, in light of the circumstances under which it is presented, not misleading.

Further to the point on usefulness of the non-GAAP measure, a number of our investors have expressed to us a desire to have a view of our financial results excluding the upfront collaboration expenses, in part, because such upfront collaboration expenses can be incurred in either a high-tax or a low-tax jurisdiction. As such, simply providing the pre-tax magnitude of upfront collaboration expenses would not provide investors with all the relevant information they desire regarding such strategic transactions. Accordingly, our non-GAAP measures excluding these upfront collaboration expenses also adjusts the tax provision for the impact each specific upfront collaboration expense (based on the relevant tax jurisdiction and local tax rate) has on our pre-tax income.

SEC Comment:

Reconciliation of GAAP to Adjusted Net Income

3.                                      Please provide us proposed revised disclosure to be included in future press releases that explains why you believe your non-GAAP measure is useful to investors. In this regard, elaborate on what you mean by your “basic operations” and explain why/how each adjustment you reflect does not affect your basic operations.

Celgene Corporation Response:

We propose the following disclosure to be included in our future earnings press releases that contain non-GAAP measures:

“In addition to financial information prepared in accordance with U.S. GAAP, this press release also contains adjusted financial measures based on an alternate view of performance used by management that we believe enhances investors’ understanding of our performance and facilitates comparisons between periods and with respect to projected performance. These adjusted financial measures are non-GAAP and should be considered in addition to, but not as a substitute for, the information prepared in accordance with U.S. GAAP. When preparing these supplemental non-GAAP adjusted financial measures we typically exclude certain GAAP items that management does not consider to be normal, recurring, cash operating expenses that may not meet the definition of unusual or non-recurring items. We believe excluding such items is helpful to understand the continuing operating performance of our business and to compare performance between both past and projected periods. Other companies may define these measures in different ways. The following categories of items are excluded from adjusted financial results:

Acquisition and Divestiture-Related Costs:  We exclude the impact of certain amounts recorded in connection with business combinations and divestitures from our adjusted financial results that are either non-cash or not normal operating expenses. These amounts may include non-cash items such as the amortization of acquired intangible assets, amortization of purchase accounting adjustments to inventories, intangible asset impairment charges and expense or income related to changes in the estimated fair value measurement of contingent consideration. We also exclude transaction and certain other cash costs associated with business acquisitions and divestitures that are not normal recurring operating expenses, including severance costs which are not part of a formal restructuring program.

Share-based Compensation Expense:  We exclude the expense associated with share-based compensation from our adjusted financial results. Share-based compensation expense, which is non-cash, fluctuates from period to period based on factors that are not within our control, such as our stock price on the dates share-based grants are issued.

Upfront Collaboration Expense:  We exclude upfront collaboration expenses from our adjusted financial results. We do not consider expenses associated with the initiation of collaboration arrangements to be normal operating expenses due to their nature, volatility of amount, and lack of predictability as to occurrence or timing. All expenses incurred subsequent to the initiation of the collaboration arrangement, such as research and development cost-sharing expense and milestone payments are considered to be normal, recurring operating expenses and are included in our adjusted financial results.

Restructuring Costs:  We exclude costs associated with restructuring initiatives from our adjusted financial results. These costs include amounts associated with facilities to be closed, employee separation costs and costs to move operations from one location to another. We do not frequently undertake restructuring initiatives and therefore do not consider such costs to be normal operating expenses.

Certain Other Items:  We exclude certain other significant items that may occur occasionally and are not normal, recurring, cash operating expenses from our adjusted financial results. Such items are evaluated on an individual basis based on both the quantitative and the qualitative aspect of their nature and generally represent items that, either as a result of their nature or magnitude, we would not anticipate occurring as part of our normal business on a regular basis. While not all-inclusive, examples of certain other significant items that have been excluded from adjusted financial results would be: expenses for significant litigation-related loss contingency accruals and expenses to settle other disputed matters.

Net Income Tax Items:  We exclude the net income tax impact of the non-tax adjustments and the impact of certain other significant income tax items, which are not associated with our normal, recurring operations (“Non-Operating Tax Items”), from our adjusted financial results. The net income tax impact of the non-tax adjustments includes the impact on both current and deferred income taxes and is based on the taxability of the adjustment under local tax law and the statutory tax rate in the tax jurisdiction where the adjustment was incurred. Non-Operating Tax Items include items which may occur occasionally, are not normal, recurring operating expenses (or benefits), and may include adjustments related to acquisitions, divestitures, collaborations, certain adjustments to the amount of unrecognized tax benefits related to prior year tax positions, and other similar items.”

SEC Comment:

Form 8-K filed January 28, 2016

Exhibit 99.1

Reconciliation of GAAP to Adjusted Net Income

4.                                      Please provide us the components of your income tax adjustment for each of 2015 and 2014 and demonstrate to us why the effective rates associated with your pretax adjustments of 10.8% in 2015 and 19.4% in 2014 differ from your statutory and GAAP effective tax rates.

Celgene Corporation Response:

In our reconciliation of GAAP to adjusted net income we reported net income tax adjustments of $277.1 million and $263.7 million for the years ended December 31, 2015 and 2014, respectively. In accordance with the CDIs, we have calculated adjusted income tax expense by applying the rules under GAAP, including current and deferred taxes, to the items of income and expense included in adjusted income before taxes. Our net income tax adjustments consisted primarily of the difference between the GAAP income tax expense and the GAAP income tax expense computed with the items excluded from adjusted financial results (“Adjustments”) removed. In addition, we made adjustments to income tax expense for non-operating income tax expense items.

We have calculated the tax effect of each Adjustment based on the taxability of the adjustment under local tax law and the statutory tax rate in the tax jurisdiction where the Adjustment was incurred. Most of our Adjustments were incurred across several tax jurisdictions and were subject to varying tax laws and statutory income tax rates. We were subject to statutory income tax rates ranging from 0% on certain income in certain tax jurisdictions to more than 38% in other tax jurisdictions.

The effective tax rate on the aggregate Adjustments will generally not be the same as the effective tax rate on GAAP income before taxes, unless the Adjustments were incurred in the same proportion as GAAP income before taxes in all tax jurisdictions. Our Adjustments were not incurred in the same proportion as our GAAP income before taxes in all tax jurisdictions. Accordingly, our GAAP effective tax rate will differ from the effective tax rate on our Adjustments. Similarly, the effective tax rate on our Adjustments will not be equal to the U.S. statutory tax rate, unless all of our Adjustments were incurred in tax jurisdictions with a tax rate equal to the U.S. statutory tax rate. Our Adjustments were not all incurred in tax jurisdictions with a tax rate equal to the U.S. statutory tax rate. Accordingly, the effective tax rate on our Adjustments will differ from the U.S. statutory tax rate.

In 2015, the U.S. statutory tax rate was 35%. Our GAAP effective tax rate was 20.8%, calculated as tax expense of $421.5 million divided by income before taxes of $2,023.5 million. Our Adjustments related to amortization of acquired intangible assets, acquisition costs and restructuring charges were primarily incurred in tax jurisdictions with a statutory tax rate of at least 30% (“High Tax Jurisdictions”). Approximately half of our Adjustment related to share-based compensation expense was incurred in High Tax Jurisdictions, and approximately 14% of our Adjustment related to upfront collaboration expense was incurred in High Tax Jurisdictions. The Adjustment related to the change in fair value of contingent consideration included an increase in income before taxes of approximately $70 million, which was incurred in High Tax Jurisdictions. In the aggregate, approximately 40% of our total Adjustments were incurred in High Tax Jurisdictions and the balance were either not subject to taxation or were incurred in low tax jurisdictions. Applying our methodology to our Adjustments resulted in an increase in income tax expense of approximately $400 million related to these items. In 2015, we reduced income tax expense by $33 million related to a non-operating income tax expense item related to an acquisition occurring in the period. This tax expense resulted from the recording of a valuation allowance on certain acquired net operating losses. The adjustment to income tax expense removed the impact of the acquisition on income tax expense. We also reduced income tax expense by $90 million related to a non-operating income tax expense item incurred as a result of our global mix of funding sources of upfront payments to collaboration partners. In summary, the increase in income before taxes was $2,557.5 million and the increase in income tax expense was $277.1 million, resulting in an effective tax rate on the adjustments of 10.8%. The effective tax rate on the Adjustments does not reflect our U.S. statutory tax rate or our GAAP effective tax rate. It is the tax rate that results from applying the statutory tax rate and local tax law to each adjustment incurred in such tax jurisdiction, adjusting for non-operating income tax expense items, and dividing the result by the aggregate Adjustments.

In 2014, the U.S. statutory tax rate was 35%. Our GAAP effective tax rate was 14.1%, calculated as tax expense of $327.5 million divided by income before taxes of $2,327.4 million. Our Adjustments related to amortization of acquired intangible assets, IPR&D impairments, settlement of a contingent obligation and net expense related to changes in fair value of contingent consideration were primarily incurred in High Tax Jurisdictions. Approximately half of our Adjustment related to share-based compensation expense was incurred in High Tax Jurisdictions, and approximately 20% of our Adjustment related to upfront collaboration expense was incurred in High Tax Jurisdictions. In the aggregate, approximately 60% of our total Adjustments were incurred in High Tax Jurisdictions and the balance was either not subject to taxation or were incurred in low tax jurisdictions. Applying our methodology to our Adjustments resulted in an increase in income tax expense of approximately $304 million related to these items. In 2014, we reduced net income tax expense by $40 million for a non-operating income tax expense item that was related to the launch of new products. In summary, the increase in income before taxes was $1,362.4 million and the increase in income tax expense was $263.7 million, resulting in an effective tax rate on the adjustments of 19.4%. The effective tax rate on the Adjustments does not reflect our U.S. statutory tax rate or our GAAP effective tax rate. It is the tax rate that results from applying the statutory tax rate and local tax law to each adjustment incurred in such tax jurisdiction, adjusting for non-operating income tax expense items, and dividing the result by the aggregate Adjustments.

* * * * *

In connection with responding to the Comment Letter, we acknowledge that:  (1) We are responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) We may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you have any further questions regarding the matters addressed in this letter, I can be reached at (908) 673-9811, and if I am not available, please contact Anthony Guzzo, Celgene’s Vice President, Corporate Controller, at (908) 219-0525.

Very truly yours,

/s/ Peter N. Kellogg

Peter N. Kellogg
Executive Vice President

Chief Financial Officer

cc:  Anthony Guzzo